

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Denise Leonardo
Chief Executive Officer
Credex Corporation
454 Treemont Drive
Orange City, Florida 32763

> **Re:** **Credex Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 16, 2010**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-170829**

Dear Ms. Leonardo:

We have reviewed your amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10

Number of Employees, page 4

1. Please revise the disclosure regarding the agreement with Cypress to describe more accurately the terms of the agreement.
   - We note, for example, that the disclosure states that Cypress was given 2,958,625 shares of stock, while the agreement does not give any specific number of shares and states only that "Cypress Bend will receive a majority of the outstanding

stock in Credex." In this connection, please tell us supplementally how the above number of shares was determined.

- In addition, while you state that "the Company anticipates [that the services] will last for a six month period," paragraph 10 states that while six months is preferable Cypress has nine months to complete its work.
- We also note that the agreement with Cypress is dated July 9, not July 12, 2010.
- Finally, you state on page 9 under "Milestones" that it will take 3 to 6 months to raise the necessary funds. If the Form S-1 is made effective on April 1, 2011, as suggested on page 9, and the offering lasts six months, it will be October 2011, well over 9 months since the agreement with Cypress was executed.

2. Please tell us who will determine, under the agreement with Cypress, when all the contracted services have been completed. We note, for example, the following language in paragraph 1 of the agreement: "Raise the necessary money to fund the cost of the Credex's business operation short term…run the day to day operation of Credex short term." What will happen under the agreement in the case of partial performance? Tell us who physically possesses the shares at present?

3. Please disclose the business reasons for giving Cypress temporary control of the company until its services are completed, particularly in light of the fact that many of the shares transferred to Cypress came from existing shareholders rather than from the company.

4. Please tell us supplementally the names of the person or persons who control Cypress, and what the status of Richard Cook is with regard to Cypress.

Product Servicing/Outsourcing Description, page 6

5. You state in the second paragraph that you are attaching "a copy of an agreement we propose to use." Please file this form of agreement as exhibit to the registration statement and revise your disclosure accordingly.

6. We note your response to our prior comment 3. We believe, however, that having more than a page of description about Kaulkin and Ginsberg is confusing and distracting. Please revise this disclose to reduce the description to a few key facts.

Exhibits

7. We note that no exhibits have been filed as exhibits. Instead, they have been filed as though they were part of the Form 10 and the Form S-1. Please file all required exhibits as separate exhibits or, as appropriate, through incorporation by reference.

Exhibit 10.1

8.   Paragraph 4 of the Agreement for Services with Cypress Bend states that Cypress Bend is "currently providing certain advisory and other services to other individuals and entities." This appears to contradict the disclosure on page 32, under Certain Relationships and Related Transactions, that "Credex is Cypress' first client." Please advise.

Form S-1

General

9.   We note your response to prior comment 7. If you anticipate that your common shares will be quoted on the OTCBB in the near future, please revise the cover page to make the following disclosure, "Until such time as our common stock is listed on the Over the Counter Bulletin Board, we expect that the selling stockholders will sell their shares at prices between $____ and $_____, if any shares are sold. After our common stock is quoted on the OTCBB, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices." Revise throughout the document to conform your disclosure.
    - If, however, you anticipate being quoted only on the Pink Quotation System, revise to state on the cover page and throughout the filing that all shares will be priced at 25 cents (or whatever alternative price is determined). Note that we do not consider quotation on the Pink Sheets to be indicative of a market, and therefore such stocks cannot be sold "at the market."

10.   Please revise to conform all disclosure to all comments issued on your Form 10 and Form S-1, as appropriate

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions relating to the financial statements. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel